Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Keane Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**1389**	**38-4016639**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification No.)*

2121 Sage Road
Houston, TX 77056
(713) 960-0381

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory L. Powell
President and Chief Financial Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056
(713) 960-0381

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq.	**William J. Miller, Esq.**
Antonio L. Diaz-Albertini, Esq.	Cahill Gordon & Reindel LLP
Schulte Roth & Zabel LLP	80 Pine Street
919 Third Avenue	New York, NY 10005
New York, NY 10022	Phone: (212) 701-3000
Phone: (212) 756-2000	Fax: (212) 378-2500
Fax: (212) 593-5955	

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)		Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	**Proposed Maximum Aggregate Offering Price(1)(2)**	**Amount Of Registration Fee(3)**
Common Stock	$287,500,000	$33,322

(1) Includes shares of common stock issuable upon exercise of an over-allotment option to purchase additional shares granted to the underwriters.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.

(3) Calculated pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

<p style="text-align:center">**SUBJECT TO COMPLETION, DATED JANUARY [●], 2017**</p>

<p style="text-align:center">**Shares**</p>



Keane Group, Inc.

Common Stock

This is an initial public offering of our common stock. We are offering   shares of our common stock.

We expect the initial public offering price to be between $ and $ per share. Currently, no public market exists for our common stock. The selling stockholder has granted to the underwriters an over-allotment option to purchase up to   additional shares of common stock at the initial public offering price, less the underwriting discount and commissions, within 30 days from the date of this prospectus. We have been approved to list our common stock on the New York Stock Exchange ("NYSE") under the symbol "FRAC."

We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 of this prospectus to read the factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholder	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock to investors against payment on or about   , 2017.

<p style="text-align:center">*Joint Book-Running Managers*</p>

<p style="text-align:center">**Citigroup**   **Morgan Stanley**   **BofA Merrill Lynch**   **J.P. Morgan**</p>

<p style="text-align:center">*Senior Co-Managers*</p>

<p style="text-align:center">**Wells Fargo Securities**   **Simmons & Company International**   **Houlihan Lokey**</p>

<p style="text-align:center">**Energy Specialists of Piper Jaffray**</p>

<p style="text-align:center">*Co-Managers*</p>

<p style="text-align:center">**Guggenheim Securities**   **Scotiabank / Howard Weil**   **Stephens Inc.**</p>

<p style="text-align:center">The date of this prospectus is   , 2017.</p>

TABLE OF CONTENTS

Prospectus

Until   , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless indicated otherwise, the information included in this prospectus assumes that (i) the shares of common stock to be sold in this offering are sold at $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus and (ii) all shares offered by us in this offering are sold.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

i

The below map represents our areas of operation:



Customer-Tailored Approach.

We seek to develop long term partnerships with our customers by investing significant time and effort educating them on our value proposition and maintaining a continuous dialogue as we deliver ongoing service. We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International's annual Well Services Performance Award in recognition of our Permian Basin team's exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, comprised of a dedicated team of engineers and a network of field labs, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers' technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers' business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a total recordable incident rate ("TRIR"), which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, on an actual basis, we had $62.4 million of cash on hand and $33.5 million of availability under our Existing ABL Facility and, on a pro forma basis for this offering, we had $ million in cash on hand and $ million of availability under our Existing ABL Facility, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate ("CAGR"), a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

6

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer's organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and lost time incident rate ("LTIR") dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest Occupational Safety and Health Administration ("OSHA") requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative

impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, on an actual basis, we had $62.4 million of cash on hand and $33.5 million of availability under our Existing ABL Facility and, on a pro forma basis for this offering, we had $ million in cash on hand and $ million of availability under our Existing ABL Facility, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Risks Related to Our Business and This Offering

An investment in shares of our common stock involves a high degree of risk, including the speculative nature of oil and natural gas development and production, competition, volatile oil and natural gas prices and other material factors. You should carefully read and consider the section entitled "Risk Factors" following this prospectus summary before making an investment decision. The following considerations, among others, may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment:

- We do not anticipate available cash for quarterly distribution on our common stock.

- Oil and natural gas prices are volatile. A sustained decline in oil and natural gas prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

- We depend upon several significant customers within the E&P industry for most of our revenue. The loss of one or more of these customers could adversely affect our revenues.

- Our operations are subject to operational hazards for which we may not be adequately insured.

- Difficulties managing the growth of our business may adversely affect our financial condition, results of operations and cash available for distribution.

- Competition within our industry may adversely affect the price for our services.

- We rely on a number of third parties to provide raw materials and equipment in order to offer our services, and the termination of our relationship with one or more of these third parties could adversely affect our operations.

- Our operations are subject to various governmental regulations that require compliance that can be burdensome and expensive and adversely affect the feasibility of conducting our operations.

- Any failure by us to comply with applicable environmental laws and regulations, including those relating to hydraulic fracturing, could result in governmental authorities taking actions that adversely affect our operations and financial condition.

- Our failure to successfully identify, complete and integrate future acquisitions of assets or businesses could reduce our earnings and cash available for distribution and slow our growth.

- Our failure to successfully complete the Anticipated Refinancing Transactions could adversely affect our operations and financial condition.

- We expect to be a "controlled company" within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Our Corporate Structure

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by entities affiliated with our Sponsor, certain members of the Keane family, Trican and certain current members of our management, whom we refer to as our "Existing Owners," as well as our independent directors. Keane Group, Inc. is a newly formed entity.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering that will result in the reorganization of our business so that it is owned by Keane Group, Inc. Specifically, (i) our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor Holdings LLC ("Keane Investor"); (ii) Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc; and our independent directors will receive grants of restricted common stock of Keane Group, Inc. in substitution for their interests in Keane. As a result of the foregoing transactions, an aggregate of   shares of our common stock will be owned by Keane Investor (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors. In addition, all of our existing Class B and Class C Units will be exchanged for Class B and Class C Units in Keane Investor.

The chart below summarizes our corporate structure after giving effect to this offering and the IPO-Related Transactions, assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised and excluding the   shares of restricted stock held by our independent directors:



For a further discussion of the IPO-Related Transactions, see "IPO-Related Transactions and Organizational Structure."

Anticipated Refinancing Transactions

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new million asset-based revolving facility and a new term loan Facility (such new facilities, the "New Credit Facilities"). If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA (all as respectively defined herein). We refer to these refinancings as the "Anticipated Refinancing Transactions." The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Description of Indebtedness—Anticipated Refinancing Facilities" and "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

Corporate Information

Keane Group, Inc. is a Delaware corporation that was incorporated on October 13, 2016 to undertake this offering. Our principal executive offices are located at 2121 Sage Road, Suite 370, Houston, TX 77056. Our telephone number is (713) 960-0381 and our internet address is www.keanegrp.com. **Our website and the information contained thereon and accessible therefrom are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase our common shares.**

Our Equity Sponsor

We believe that one of our strengths is our relationship with our Sponsor. We believe we will benefit from our Sponsor's investment experience in the energy sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world's leading private investment firms with approximately $32 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Our Sponsor will indirectly control us through its ownership of Keane Investor and will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of the IPO-Related Transactions and this offering, our Sponsor will indirectly own approximately   % of our common stock, or   % if the underwriters exercise their over-allotment option to purchase additional shares in full. As a result, we expect to be a "controlled company" within the meaning of the corporate governance standards of the NYSE on which we have been approved to list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Following the completion of the IPO-Related Transactions and this offering, we will be required to appoint to our board of directors individuals designated by Keane Investor. Furthermore, if we cease to be a controlled company under the applicable rules of the NYSE, but Keane Investor collectively owns at least 35% of our then-outstanding common stock, Keane Investor shall have the right to designate a number of members of our board of directors equal to one director fewer than 50% of our board of directors and Keane Investor shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board. In connection with this offering, Keane Group, Inc. will enter into a stockholders agreement with Keane Investor (the "Stockholders' Agreement"), and if a permitted transferee or assignee of such party that succeeds to such party's rights under the Stockholders' Agreement (each transferee or assignee, a "Holder" and, collectively, the "Holders") has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate a number of members of our board of directors equal to the greater of (a) three or (b) 25% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 20% but at least 15% of our then-outstanding common stock, such Holder shall have the right to designate a number of directors equal to the greater of (a) two or (b) 15% of the size of our board of directors (rounded up to the next whole number). If a Holder has beneficial ownership of less than 15% but at least 10% of our then-outstanding common stock, such Holder shall have the right to designate one director to our board of directors.

The Offering

Issuer	Keane Group, Inc.
Selling stockholder	Keane Investor Holdings LLC
Common stock outstanding immediately before this offering	shares.
Common stock offered by us	shares.
Common stock offered by selling stockholder pursuant to underwriters' over-allotment option to purchase additional shares	shares.
Common stock to be outstanding immediately after this offering	shares.
Option to purchase additional shares	The selling stockholder has granted to the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount and commissions.
Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and approximately $ million of estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.
	We intend to use the net proceeds from this offering to fully repay our Existing Term Loan Facility (as defined herein), repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.
	We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholder.
	See "Use of Proceeds."
Dividend policy	We do not intend to pay dividends for the foreseeable future. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, and other considerations that our board of directors deems relevant.
	See "Dividend Policy."

NYSE trading symbol	"FRAC."
Risk factors	For a discussion of risks relating to our company, our indebtedness, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all information in this prospectus excludes up to   shares of our common stock that may be sold by the selling stockholder if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock.

are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Risks Related to This Offering and Owning Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates by analysts;

- changes in, or investors' perception of, the hydraulic fracturing industry;

- the activities of competitors;

- future issuances and sales of our common stock, including in connection with acquisitions;

- our quarterly or annual earnings or those of other companies in our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- regulatory or legal developments in the United States;

- litigation involving us, our industry, or both;

- general economic conditions; and

- other factors described elsewhere in these "Risk Factors."

As a result of these factors, you may not be able to resell your shares of our common stock at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Our Sponsor controls us and may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of   shares by us, our Sponsor, through Keane Investor, will indirectly control approximately   % of our common stock (or   % of our common stock assuming the underwriters exercise in full their over-allotment option to purchase additional shares from the selling stockholder). As a result, our Sponsor will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Seven of our 11 directors are employees of, appointees of, or advisors to, members of Cerberus, as described under "Management." Cerberus, through Keane Investor, will also have sufficient voting power to amend our organizational documents. The interests of Cerberus may not coincide with the interests of other holders of our

which   shares will be held by our Existing Owners through our current stockholder, Keane Investor (assuming that the underwriters' <u>over-allotment</u> option to purchase additional shares from the selling stockholder is not exercised). Prior to this offering, we and our Existing Owners will have agreed with the underwriters to a "lock-up" period, meaning that such parties may not, subject to certain exceptions, sell any of their existing shares of our common stock without the prior written consent of representatives of the underwriters for at least 180 days after the date of this prospectus. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. In addition, all of our Existing Owners will be subject to the holding period requirement of Rule 144 under the Securities Act ("Rule 144"), as described in "Shares Eligible for Future Sale." When the lock-up agreements expire, these shares will become eligible for sale, in some cases subject to the requirements of Rule 144.

In addition, our Existing Owners, through Keane Investor, will have substantial demand and incidental registration rights, as described in "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The market price for shares of our common stock may drop when the restrictions on resale by our Existing Owners lapse.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Equity and Incentive Award Plan (the "Incentive Plan"). Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 7.5% of the shares of our common stock. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the market price of our common stock could decline.

The trading market for our common shares likely will be influenced by the research and reports that equity and debt research analysts publish about the industry, us and our business. The market price of our common stock could decline if one or more securities analysts downgrade our shares or if those analysts issue a sell recommendation or other unfavorable commentary or cease publishing reports about us or our business. If one or more of the analysts who elect to cover us downgrade our shares, the market price of our common stock would likely decline.

Because we do not intend to pay dividends for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not intend to pay dividends for the foreseeable future, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments. Our subsidiaries' ability to pay dividends is restricted by agreements governing their debt instruments, and may be restricted by agreements governing any of our subsidiaries' future indebtedness. Furthermore, our subsidiaries are permitted under the terms of their debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. See "Description of Indebtedness."

Under the DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

USE OF PROCEEDS

We will receive net proceeds from the offering of approximately $ million, assuming that the common stock is offered at $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and approximately $ million of our estimated expenses related to this offering (or approximately $ million if the underwriters exercise their over-allotment option to purchase additional shares from the selling stockholder in full). A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming that the underwriters' over-allotment option to purchase additional shares is not exercised and no other change to the number of shares offered by us as set forth on the cover page of this prospectus.

Pursuant to an overallotment option, the selling stockholder has offered up to   shares of our common stock for sale in this offering. We will not receive any proceeds from the sale of shares by the selling stockholder but will be required to pay the underwriting discounts and commissions associated with such sale of shares.

We intend to use the net proceeds from this offering to repay our Existing Term Loan Facility, repay approximately $50 million of our Notes and to pay fees and expenses related to this offering. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, capital expenditures, working capital and potential acquisitions and strategic transactions.

The principal amount outstanding under the Existing Term Loan Facility currently bears interest, at our option, at a rate per annum equal to either (a) the base rate plus 6.00% or (b) LIBOR (subject to a 1.50% floor for any portion of the term loan subject to an interest period of three or six months) plus 7.00%. The final maturity date of the Existing Term Loan Facility is the earlier to occur of (a) March 16, 2021 and (b) to the extent the obligations under the NPA (as defined herein) mature on or prior to March 16, 2021, the date that is 91 days prior to the earlier of (i) March 16, 2021 and (ii) the date of the maturity of the obligations under the NPA. Proceeds from the Existing Term Loan Facility were used to partially finance the Trican transaction.

The Notes bear interest at a rate per annum equal to 12.00%. The Notes mature on August 8, 2019. The proceeds from the 2014 issuance of the Notes were used to refinance existing indebtedness and fund additional investment in hydraulic fracturing and wireline equipment.

Affiliates of Guggenheim Securities, LLC are holders of the Notes and may receive a portion of the proceeds from this offering that are used to repay the Notes.

IPO-RELATED TRANSACTIONS AND ORGANIZATIONAL STRUCTURE

Our business is currently conducted through our operating subsidiaries, which are wholly-owned by Keane. The equity interests of Keane immediately prior to the IPO-Related Transactions were owned (directly and indirectly) by our Existing Owners and our independent directors.

Keane Group, Inc. is a newly formed entity, formed for the purpose of effecting the IPO-Related Transactions and this offering, and has engaged in no business or activities other than in connection with the IPO-Related Transactions and this offering.

In order to effectuate this offering, we expect to effect the following series of transactions prior to and/or concurrently with the closing of this offering, which will result in a reorganization of our business so that it is owned by Keane Group, Inc. (the "IPO-Related Transactions"):

- our Existing Owners will contribute all of their direct and indirect equity interests in Keane to Keane Investor;
- Keane Investor will contribute all of its equity interests in Keane to Keane Group, Inc. in exchange for common stock of Keane Group, Inc.; and
- our independent directors will receive grants of restricted stock of Keane Group, Inc. in substitution for their interests in Keane.

As a result of the IPO-Related Transactions and this offering, (i) Keane Group, Inc., the issuer of common stock in this offering, will be a holding company with no material assets other than its ownership of Keane and its subsidiaries, (ii) an aggregate of   shares of our common stock will be owned by Keane Investor (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised) and our independent directors, and Keane Investor will enter the Stockholders' Agreement with Keane Group, Inc., (iii) our Existing Owners will become holders of equity interests in our controlling stockholder, Keane Investor (and holders of our Class B and Class C Units will become holders of Class B and Class C Units in Keane Investor) and (iv) the capital stock of Keane Group, Inc. will consist of (y) common stock, entitled to one vote per share on all matters submitted to a vote of stockholders and (z) undesignated and unissued preferred stock. See the section of this prospectus entitled "Description of Capital Stock" for additional information. Investors in this offering will only receive, and this prospectus only describes the offering of, shares of common stock of Keane Group, Inc.

The following charts summarize our ownership structure (i) prior to the IPO-Related Transactions and (ii) after giving effect to the IPO-Related Transactions and this offering (assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised) and excluding the   shares of restricted stock held by our independent directors.

Ownership Structure Prior to the IPO-Related Transactions



CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

- on an actual basis; and

- on a pro forma basis to reflect the IPO-Related Transactions and the completion of this offering and the application of the estimated net proceeds from this offering, as described in "Use of Proceeds."

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with "Selected Historical Financial Information of Keane" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Keane" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2016	
	Actual	Pro Forma(2)
	(dollars in millions)	
Cash and cash equivalents	$ 62.4	$
Debt, including current maturities		
Existing ABL Facility(1)	$ —	$
Existing Term Loan Facility(1)	98.8	
Notes(1)	190.0	
Capital leases	8.9	
Total Debt	$ 297.7	$
Stockholders' equity:		
Common stock, $0.01 par value; no shares authorized, no shares issued and outstanding on an actual basis; 500,000,000 shares authorized, shares issued and outstanding on a pro forma basis	—	
Additional paid-in capital		
Members' investment	453.7	
Accumulated other comprehensive (loss)	(3.3)	
Retained earnings (deficit)	(250.2)	
Total stockholders' equity	$ 200.2	$
Total capitalization	$ 497.9	$

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(1) Our Existing ABL Facility, Existing Term Loan Facility and our Notes and the related interest expense, debt issuance costs, debt discount costs and the amortization expense on the debt issuance and debt discount costs are reflected in our financial statements. Please refer to "Note 7—Long-Term Debt" to our unaudited financial statements for the nine months ended September 30, 2016 for further information.

(2) A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) additional paid-in capital by $ million, increase (decrease) long-term debt by $ million and increase (decrease) total stockholders' equity by $ million, assuming that the underwriters' over-allotment option to purchase additional shares is not exercised and assuming the number of shares offered by the selling stockholder, as set forth on the cover page of this prospectus, remained the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) additional paid-in capital by $ million, increase (decrease) long-term debt by $ million and increase (decrease) total stockholders' equity by $ million, assuming that the underwriters' over-allotment option to purchase shares from the selling stockholder is not exercised and assuming the initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) remained the same and after deducting the underwriting discount and estimated offering expenses payable by us. The above assumes that any resulting change in net proceeds increases or decreases, as applicable, the amount used to repay indebtedness.

The tables above do not give effect to our reservation of up to   % of the shares of our common stock that will be available as of the consummation of this offering for issuance under our Incentive Plan. Any common stock that we issue, including under our Incentive Plan or other equity incentive plans that we may adopt in the future, would further dilute the percentage ownership held by the investors who purchase common stock in this offering. If the underwriters' <u>over-allotment </u>option to purchase additional shares from the selling stockholder is exercised in full, the number of shares held by existing stockholders will be decreased to   , or approximately   % of the total number of shares of our common stock, and the number of shares held by new investors will be increased to   , or approximately   % of the total number of shares of common stock.

Interest expense, net.   Interest expense, net of interest income, increased by $13.0 million, to $23.5 million in 2015 from $10.5 million in 2014. This increase was attributable to additional interest expense due to the issuance of the Notes, which were issued in August and September 2014, amortization of the related debt financing costs and interest on the Shareholder Loan (as defined herein) and new capital leases entered into in November of 2014.

Net income (loss).   Net loss was $64.6 million for the year ended December 31, 2015 as compared with net loss of $45.6 million for the same period in 2015. The increase in net loss is due to the changes in revenues and expenses discussed above.

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from cash flows from operating activities, borrowings under bank credit agreements and other debt offerings. During 2015 our primary source of cash was cash flows from operating activities. For the nine month period ended September 30, 2016, our primary sources of cash were the loans under our Existing Term Loan Facility. In addition, in March 2016 we received an equity contribution of $200.0 million from our shareholders to partially fund our acquisition of the Acquired Trican Operations and for working capital. Our principal uses of cash are to fund capital expenditures, acquisitions and to service our outstanding debt.

At September 30, 2016, we had $62.4 million of cash and $33.5 million of availability under our Existing ABL Facility, which resulted in a total liquidity position of $95.9 million.

Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial and business and other factors, many of which are beyond our control.

We believe that our existing cash position, cash generated through operations and our financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for the next 12 months.

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Description of Indebtedness—Anticipated Refinancing Facilities" and "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

extinguishment of capital leases of $48.2 million and payment of $9.5 million in connection with the UTFS Acquisition. In 2015, net cash used in financing activities was primarily related to $5.0 million of principal payments on the Notes and a final contingent consideration payment of $2.5 million made in February 2015 in connection with the UFTS Acquisition.

Capital Expenditures

The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We currently estimate that our capital expenditures for the last quarter of 2016 will range from $12 million to $15 million and that our capital expenditures for 2017 will range from $40 million to $50 million. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives.

Contractual Commitments and Obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments at September 30, 2016.

($ in thousands) Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years
Long-term debt, including current portion(1)	$288,750	$ 5,625	$191,875	$ 91,250
Estimated interest payments(2)	89,436	19,673	55,175	14,588
Capital lease obligations(3)	9,534	3,013	5,352	1,169
Operating lease obligations(4)	28,148	9,059	14,104	3,792
Purchase commitments(5)	108,440	16,781	58,604	30,909
	$524,308	$54,151	$325,110	$141,708

(1) Long-term debt excludes interest payments on each obligation and represents our obligations under our Notes and Existing Term Loan Facility.
(2) Estimated interest payments are based on debt balances outstanding as of September 30, 2016. Interest rates used for variable rate debt are based on the prevailing current LIBOR rate.
(3) Capital lease obligations consist of obligations on our capital leases of hydraulic fracturing equipment with CIT Finance LLC and light weight vehicles with ARI Financial Services Inc.
(4) Operating lease obligations are related to our real estate and rail cars.
(5) Purchase commitments primarily relate to our agreements with vendors for sand purchases. The purchase commitments to sand suppliers represent our annual obligations to purchase a minimum amount of sand from vendors. If the minimum purchase requirement is not met, the shortfall at the end of the year is settled in cash or, in some cases, carried forward to the next year.

Off-Balance Sheet Arrangements

Except for our normal operating leases, we do not have any off-balance sheet financing arrangements, transactions or special purpose entities.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this offering memorandum requires us to make estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

We believe our direct line of communication with our customers at the senior management level as well as with key operational managers in the field provides us with the ability to address issues quickly and efficiently and is highly valued by our customers. In November 2016, we received Shell Global Solutions International's annual Well Services Performance Award in recognition of our Permian Basin team's exceptional 2016 performance and customer service in hydraulic fracturing and wireline services.

In connection with the Trican transaction, we acquired our Engineered Solutions Center, which we believe provides value-added capabilities to both our new and existing customers. We believe our Engineered Solutions Center enables us to support our customers' technical specifications with a focus on reducing costs and increasing production. As pressure pumping complexity increases and the need for comprehensive, solution-driven approaches grows, our Engineered Solutions Center is able to meet our customers' business objectives cost-effectively by offering flexible design solutions that package our services with new and existing product offerings. Our Engineered Solutions Center is focused on providing (1) economical and effective fracture designs, (2) enhanced fracture stimulation methods, (3) next-generation fluids and technologically advanced diverting agents, such as MVP Frac™ and TriVert™, which we received the right to use as part of the Trican transaction, (4) dust control technologies and (5) customized solutions to individual customer and reservoir requirements.

Track Record of Providing Safe and Reliable Solutions.

Safety is our highest priority and we believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. We believe we have an industry leading behavior-based safety program to ensure each employee understands the importance of safety. Depending on job requirements, each new employee goes through a rigorous on-boarding and training program, is assigned a dedicated mentor, is routinely subject to our "Fit for Duty" verification program and periodically attends safety and technical certification programs. Our customers seek to protect their field employees, contractors and communities in which they serve as well as minimize the risk of disproportionately high costs that can result from an HSE incident. As a result, our customers demand robust HSE programs from their service providers and view safety records as a key criterion for vendor selection. We believe our safety and training record creates a competitive advantage by enhancing our ability to develop long-term relationships with our customers, allowing us to qualify to tender bids on more projects than many of our competitors and enabling us to attract and retain employees.

Modern, High-Quality Asset Base and Robust Maintenance Program.

We have invested in modern equipment, including dual-fuel fracturing pumps, Tier IV engines, stainless steel fluid ends, dry friction reducer and dry guar, to enhance our efficiency and safety. In addition, our high-quality, heavy-duty hydraulic fracturing and wireline fleets reduce operational downtime and maintenance costs while enhancing our ability to provide reliable, safe and consistent service to our customers. We have approximately 944,250 total hydraulic horsepower and can deploy up to 23 hydraulic fracturing fleets. We had 13 hydraulic fracturing fleets and eight wireline trucks deployed as of November 30, 2016. We believe we have a robust preventative maintenance program for both our active and inactive fleets which allows us to respond to customer demand in a timely, safe and cost-efficient manner, and we continue to invest in and stock critical parts and components.

Since April 1, 2016, we have deployed 5 hydraulic fracturing fleets to service customers at a total cost to deploy of approximately $8 million. In addition, based on current pricing for component parts and labor, we believe our remaining inactive hydraulic fracturing fleets can be made operational at a cost of approximately $1.5 million per fleet. Based upon our recent deployment experience, we believe it takes approximately 45 days to activate and staff a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand. We also believe we can deploy each of our wireline trucks in less than 30 days at a

nominal cost. Our conservative financial profile and continued investment in our assets and fleets should enable us to maintain an efficient operating cost structure as we begin to redeploy assets, ensuring our operators have safe, well-maintained equipment to service our customers.

Flexible Supply Chain Management Capabilities.

Our sophisticated logistics network is comprised of strategically-located field offices, proppant storage facilities and proprietary last-mile transportation solutions. We have a dedicated supply chain team that manages sourcing and logistics to ensure flexibility and continuity of supply in a cost-effective manner across all areas of operation. We maintain multi-year relationships with industry-leading suppliers of proppant and have contracted secure supply at pricing reflecting current market conditions for over 80% of our expected demand through 2020, based on existing job designs. We currently have a network of 1,050 modern railcars, which are being leased to us on a multi-year basis, and which provides us with valuable and flexible logistical support for our operations. Our logistics infrastructure also includes access to eight third-party unit train facilities, which improve railcar turn times and reduce transit costs, and approximately 50 transload facilities. In addition, we own over 120 pneumatic sand-hauling trucks for last-mile transportation to the well site, which gives us the ability to access and deliver proppant where and when needed. We believe our supply chain and logistics network provide us with a competitive advantage by allowing us to quickly respond during periods of increased demand for our services.

Strong Balance Sheet and Disciplined Use of Capital.

We believe our balance sheet strength represents a significant competitive advantage, allowing us to pro-actively maintain our fleet while also pursuing opportunistic initiatives to further grow and expand our base business with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result, we intend to continue to maintain a strong balance sheet.

We adjust our capital expenditures based on prevailing industry conditions, the availability of capital and other factors as needed. Throughout the industry downturn that began in 2014, we have prioritized continued investment in our robust maintenance program to ensure our fleet of equipment can be deployed efficiently as demand recovers. At September 30, 2016, on an actual basis, we had $62.4 million of cash on hand and $33.5 million of availability under our Existing ABL Facility and, on a pro forma basis for this offering, we had $ million in cash on hand and $ million of availability under our Existing ABL Facility, providing us with the means to fund deployment of fleets and grow our operations. We intend to continue to prioritize maintenance, upgrades, refurbishments and acquisitions, in a disciplined and diligent manner, carefully evaluating these investments based on their ability to maintain or improve our competitive position and strengthen our financial profile while creating value for our shareholders.

Best-in-Class Management Team with Extensive Industry Experience.

The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our management team is led by our Chairman and Chief Executive Officer, James C. Stewart, who has over 30 years of industry experience. Each member of our management team brings significant leadership and operational experience with long tenures in the industry and respective careers at highly regarded companies, including Schlumberger Limited, Halliburton, Baker Hughes, Weatherford International and General Electric. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Our Strategy

Our principal business objective is to increase shareholder value by profitably growing our business while safely providing best-in-class completion services. We expect to achieve this objective through:

Efficiently Capitalizing on Industry Recovery.

Hydraulic fracturing represents the largest cost of completing a shale oil or gas well and is a mission-critical service required for the continued development of U.S. shale resources. Upon a recovery in demand for oilfield services in the U.S., the hydraulic fracturing sector is expected to have among the highest growth rates among oilfield service providers. Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a CAGR, a measure of growth rate for selected points in time, of 10% from 2006 to 2020, and 30% from 2016 through 2020. As a well-capitalized provider operating in the most active unconventional oil and natural gas basins in the U.S., we believe that our business is well positioned to capitalize efficiently on an industry recovery. We have invested significant resources and capital to develop a market leading platform with demonstrated capabilities and technical skills that is well equipped to address increased demand from our customers. We believe that our rigorous preventative maintenance program provides us with a well-maintained hydraulic fracturing fleet and the ability to deploy inactive fleets efficiently. Based upon our recent experience and current pricing for components and labor, we believe it will take approximately 45 days to activate a single hydraulic fracturing fleet, allowing us to quickly and cost-effectively respond to an increase in customer demand at a cost of approximately $1.5 million per fleet. We also believe we can incrementally deploy each of our wireline trucks in less than 30 days at a nominal cost.

Developing and Expanding Relationships with Existing and New Customers.

We target well-capitalized customers that we believe will be long-term participants in the development of conventional and unconventional resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our high-quality fleets, diverse completion service offerings, engineering and technology solutions and geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our past performance, have resulted in the renewal and new award of service contracts by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy our remaining fleets as industry demand and pricing continue to recover. We have invested in our sales organization, nearly tripling its headcount over the past two years. Together with our sales team, our Chief Executive Officer and our President and Chief Financial Officer are deeply involved with our commercial sales effort, fostering connectivity throughout a customer's organization to further develop the relationship. We believe this level of senior management engagement differentiates us from many of our larger integrated peers.

Continuing Our Industry Leading Safety Performance and Focus on the Environment.

We are committed to maintaining and improving the safety, reliability, efficiency and environmental impact of our operations, which we believe is key to attracting new customers and maintaining relationships with our current customers, regulators and the communities in which we operate. As a result of our strong emphasis on training and safety protocols, we have one of the best safety records and reputations in the industry which helps us to attract and retain employees. We have maintained a strong safety record even as our employee base increased by 137% over the past three years. From the beginning of 2013 to 2015, our TRIR and LTRI dropped by approximately 30% and 50%, respectively, and, for the year ended December 31, 2015, our TRIR and LTIR statistics were 0.50 and 0.12, respectively. We believe we are among the safest service providers in the industry. For example, we achieved a TRIR, which we believe is a reliable measure of safety performance, that is less than half of the industry average from 2013 to 2015. In addition, all of our field-based management are provided financial incentives to satisfy safety standards and customer expectations, which we believe motivates them to

continually maintain a focus on quality and safety. We work diligently to meet or exceed applicable safety and environmental requirements from our customers and regulatory agencies, and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change. For example, we have made investments in more efficient engines and dual fuel kits to comply with customer requirements to reduce emissions and noise at the well site. In addition, we have also invested in spill prevention equipment and remediation systems and dust control technology, which we believe allows us to meet or exceed the latest OSHA requirements and standards. We have also deployed high-grade cameras to remotely monitor high-risk zones in our field operations, which we believe helps reduce safety risks to our employees. We believe that our commitment to maintaining a culture that prioritizes safety and the environment is critical to the long-term success and growth of our business.

Investing Further in Our Robust Maintenance Program.

We have in place a rigorous preventative maintenance program to continuously maintain our fleets, resulting in less downtime, reduced equipment failure in demanding conditions, lower operating costs and overall safer and more reliable operations. Due to our strong balance sheet, we have been able to sustain investment in maintenance, including preemptive purchases of key components and upgrades to our fleets throughout the downturn. We believe that the quality of our fleets and our maintenance program enhance our ability to both secure contracts with new customers and to service our existing customers reliably and efficiently. Our active fleet uptime is reinforced by preventive maintenance on our equipment, allowing us to minimize the negative impact to our customers from equipment failure. In addition, we continue to monitor advances in hydraulic fracturing and wireline technology and make strategic purchases to enhance our existing capabilities.

Maintaining a Conservative Balance Sheet to Preserve Operational and Strategic Flexibility.

We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles, as evidenced by our recent completion of the Trican transaction and continued investment in our robust maintenance program. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. At September 30, 2016, on an actual basis, we had $62.4 million of cash on hand and $33.5 million of availability under our Existing ABL Facility and, on a pro forma basis for this offering, we had $ million in cash on hand and $ million of availability under our Existing ABL Facility, providing us with the means to fund deployment of fleets and grow our operations.

Continued Evaluation of Consolidation Opportunities that Strengthen Capabilities and Create Value.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. Since 2011, we have completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services to expand our wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the Trican transaction, creating a leading independent provider of hydraulic fracturing services in the United States. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also provided us access to proprietary technology and engineering capabilities that have enhanced our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities and allow us to earn an appropriate return on invested capital.

Our Industry

Our industry provides oilfield services to North American onshore oil and natural gas exploration and production companies. Demand for our industry's services is predominantly influenced by the completion of hydraulic fracturing stages in unconventional wells in North America, and is driven by several factors including

company. Subject to continued service with the company or its subsidiaries on each vesting date, the Series 2 Class B Interests will vest in equal installments on each of the first three anniversaries of the grant date, and will become fully vested upon a change in control. All unvested Series 2 Class B Interests will be forfeited upon a termination of service for any reason, except that upon a termination of service without Cause, (i) all unvested Series 2 Class B Interests that would have vested on the next vesting date following the termination will vest upon such termination and (ii) the remaining unvested Series 2 Class B Interests will remain outstanding for a period of 90 days following the termination date and will vest if a change in control occurs during such 90-day period. In the event of a termination for Cause, all vested Series 2 Class B Interests will be forfeited without the payment of consideration. Upon the consummation of this offering, each of our independent directors will receive grants of restricted stock under our Incentive Plan in substitution for the independent director's outstanding Series 2 Class B Interests. Such restricted stock will be subject to substantially the same vesting conditions as the Series 2 Class B Interests.

	Series 2 Class B Interests	Grant Date
Marc G. R. Edwards	2,941.18	October 1, 2016
Gary M. Halverson	1,764.71	October 1, 2016
Elmer D. Reed	1,764.71	October 1, 2016

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2016, after giving effect to the IPO-Related Transactions by:

- each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

- the selling stockholder;

- each member of our board of directors;

- each of our executive officers named in the Summary Compensation Table under "Executive Compensation"; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Keane Group, Inc., 2121 Sage Road, Houston, TX 77056.

Name of Beneficial Owner	Shares beneficially owned	Percentage of shares beneficially owned (assuming no exercise of underwriters' over-allotment option to purchase additional shares)(1)		Percentage of shares beneficially owned (assuming full exercise of underwriters' over-allotment option to purchase additional shares)(1)	
	Number	Before Offering(2)	After Offering	Before Offering(2)	After Offering
5% Stockholder and Selling Stockholder:					
Keane Investor Holdings LLC(3)(4)		%	%	%	%
Directors:					
James C. Stewart		%	%	%	%
Lucas N. Batzer		%	%	%	%
Dale M. Dusterhoft		%	%	%	%
Marc G. R. Edwards		%	%	%	%
James E. Geisler		%	%	%	%
Lisa A. Gray		%	%	%	%
Gary M. Halverson		%	%	%	%
Shawn Keane		%	%	%	%
Elmer D. Reed		%	%	%	%
Lenard B. Tessler		%	%	%	%
Scott Wille		%	%	%	%
Named Executive Officers:					
Gregory L. Powell		%	%	%	%
M. Paul DeBonis Jr.		%	%	%	%
All directors and executive officers as a group(3) (16 persons)		%	%	%	%

* Represents less than 1%.

(1) Percentage of shares beneficially owned prior to the offering is based on   shares of our common stock outstanding as of our listing date on the NYSE after giving effect to the IPO-Related Transactions.

(2) All the issued and outstanding common stock of Keane Group, Inc. is held by Keane Investor. Accordingly, shareholdings of directors and named executive officers reflected in the table above reflect indirect ownership in Keane Group, Inc. held through interests in Keane Investor.

(3) Keane Investor is held by a private investor group, including affiliates of Cerberus Capital Management, L.P., members of the Keane family, Trican Well Service, L.P. and certain current members of management. Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray are affiliated with Cerberus Capital Management, L.P. Stephen Feinberg exercises voting and investment authority over membership interests in Keane Investor owned by the affiliates of Cerberus and may be deemed to have indirect ownership of   shares, or   % of our outstanding common stock prior to this offering and   % upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised), through Cerberus' interests in Keane Investor. Mr. Dusterhoft is Chief Executive Officer and a director of Trican Well Service, L.P., whose affiliated entities may be deemed, through Trican Well Service, L.P.'s ownership of Class A Units in Keane Investor, to have indirect ownership of   shares, or   % of our outstanding common stock prior to this offering and   % upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised. Shawn Keane, through affiliations with the Keane Parties that own Class A Units in Keane Investor, may be deemed to have indirect ownership of   shares, or   % of our outstanding common stock prior to this offering and   % upon the completion of this offering (assuming the underwriter's over-allotment option to purchase additional shares from the selling stockholder is not exercised). Upon completion of this offering, several members of our management, including Messrs. Stewart, Powell and DeBonis and 3 additional officers, will hold   Class B Units in Keane Investor. As a result, such individuals will be entitled to certain cash distributions from Keane Investor following the distribution of $468 million to holders of Class A Units in Keane Investor. Trican Well Service, L.P. also holds Class C Units in Keane Investor that entitle Trican to certain cash distributions from Keane Investor following certain distributions to the holders of Class A Units and Class B Units. See "Certain Relationships and Related Party Transactions."

(4) The address for Keane Investor Holdings LLC and Messrs. Batzer, Geisler, Tessler, Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, the rights of the Holders to include shares in a registration are subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any registrations made pursuant to the Stockholders' Agreement, including demand registrations, registrations on Form S-3 and piggyback registrations, will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by us, provided that a Demand Holder shall be responsible for our out-of-pocket registration expenses in the case of a withdrawal of a demand registration by such party (subject to certain exceptions).

Listing

We have been approved to list our common stock on the NYSE under the symbol "FRAC."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

After giving effect to the IPO-Related Transactions, upon the closing of this offering,   shares of common stock will be outstanding, assuming the number of shares sold in this offering is the number of shares set forth on the cover of this prospectus. All of the shares sold in this offering will be freely tradable. Shares held by our affiliates, as that term is defined in Rule 144, including shares held by Keane Investor, may only be sold in compliance with the limitations described below.

The remaining shares of our common stock outstanding after this offering are restricted securities, as such term is defined in Rule 144, or are subject to lock-up agreements with the underwriters of this offering, as described below. Following the expiration of the lock-up period pursuant to any such lock-up agreements, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 (as defined herein) promulgated under the Securities Act, described in greater detail below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the number of shares of our common stock outstanding at the time of such sale, which will equal   shares as of the closing of this offering (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised); or

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares will have entered into lock-up agreements as described under "Underwriting," and their restricted shares will become eligible for sale only following expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 under the Securities Act ("Rule 701"), as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the

holding period requirement. Most of our executive officers or directors who acquired shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this registration statement before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting," and will become eligible for sale only following expiration of those agreements.

Lock-Up Agreements

We and our officers, directors and holders of substantially all of our common stock on the date of this prospectus will have entered into lock-up agreements with the underwriters providing, subject to certain exceptions, that we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus unless extended pursuant to its terms. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the 180-day restricted period after the date of this prospectus. For a more complete description of the lock-up restrictions and specified exceptions, see "Underwriting."

Transfer Restrictions under the Keane Investor LLC Agreement

The Keane Investor LLC Agreement provides that following the 35% Trigger Date, the management board of Keane Investor may cause the distribution of our common stock held by Keane Investor to the members of Keane Investor. If any equityholder of Keane Investor does not wish to participate in a private block sale or resale by Keane Investor (a "Sell-Down") of our common stock (the "Sell-Down Stock"), Keane Investor shall, subject to compliance with securities laws, distribute to such equityholder such equityholder's pro rata share of our common stock that would have otherwise been sold in such Sell-Down (the "Distributed Stock"); *provided* that the Distributed Stock shall be subject to the same restrictions on transfer, market stand-off and lock-up provisions to which the Sell-Down Stock is subject in the Stockholders' Agreement (the "Transaction Transfer Restrictions"). Subject to compliance with applicable securities laws, the Distributed Stock may be sold or otherwise disposed of by the holder thereof so long as no Transaction Transfer Restriction period is in effect. Keane Investor shall provide notice to such holder or its representatives of its intention to effect a Sell-Down not more than 30 calendar days prior to the intended date for the completion of such Sell-Down, in which event the holder of the Distributed Stock shall have the right to participate in such Sell-Down with Keane Investor pro rata based on such holder's beneficial ownership of our common stock, or, if not participating in such Sell-Down, shall not sell or otherwise dispose of the Distributed Stock (or other of our common stock beneficially owned by such holder) during such 30 calendar day period or such longer transfer, market stand-off or lock-up provision that Keane Investor or its members shall become subject to in connection with such Sell-Down.

Registration Rights

Upon the closing of this offering, Keane Investor, which will hold an aggregate of   shares of our common stock (assuming that the underwriters' over-allotment option to purchase additional shares from the selling stockholder is not exercised), will have the right to require us to register the shares of our common stock held by Keane Investor under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements. Please see "Certain Relationships and Related Party Transactions—Stockholders' Agreement" for additional information regarding these registration rights.

Anticipated Refinancing Facilities

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan facility. The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The principal amount, applicable interest rate and other terms of the New Credit Facilities are not expected to be definitively determined until after the closing date of this offering and shortly before the closing date of the New Credit Facilities and may be adversely affected by economic, market, geopolitical and other conditions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, at all. If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes under the NPA. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions.

UNDERWRITING

The company, the selling stockholder and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, as representatives for the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Citigroup Global Markets Inc.	
Morgan Stanley & Co. LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
Piper Jaffray & Co.	
Houlihan Lokey Capital, Inc.	
Guggenheim Securities, LLC	
Scotia Capital (USA) Inc.	
Stephens Inc.	
Total	

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the over-allotment option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional   common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter's initial purchase commitment in such shares. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase   shares from the selling stockholder.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholder and holders of substantially all of the company's common stock have agreed with the underwriters, subject to certain exceptions (such as an exercise of the underwriters' over-allotment option to purchase additional shares of our common stock from the selling stockholder), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable

for shares of common stock during the period from the date of this prospectus continuing through the date that is   days after the date of this prospectus, except with the prior written consent of the representatives. Pursuant to this agreement, among other exceptions, we may enter into an agreement providing for the issuance of our common stock in connection with the acquisition, merger or joint venture with another publicly traded entity during the   day restricted period after the date of this prospectus. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our common stock on the NYSE under the symbol "FRAC." In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more of shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' over-allotment option described above may be exercised. The underwriters may cover any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the over-allotment option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the over-allotment option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent (5%) of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $. The company has agreed to reimburse the underwriters for

certain expenses, including the reasonable fees and disbursements of counsel for the underwriters in connection with any required review of the terms of the offering by the Financial Industry Regulatory Authority in an amount not to exceed $.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters may act as lenders and/or agents under the facilities contemplated by the Anticipated Refinancing Transactions and may receive customary fees and expenses in connection therewith. In addition, affiliates of certain of the underwriters hold a position in our debt securities. Affiliates of the underwriters who are holders of the Notes may receive a portion of the net proceeds from this offering. See "Use of Proceeds." Houlihan Lokey Capital, Inc. is acting as our financial advisor in connection with the offering. We expect to pay Houlihan Lokey Capital, Inc., upon the successful completion of this offering, a fee of $2 million for these services, which fee shall be reduced by the amount of any underwriting discount paid to Houlihan Lokey Capital, Inc. in connection with this offering. We have also agreed to reimburse Houlihan Lokey Capital, Inc. for certain expenses incurred in connection with its engagement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 *Prospectus Exemptions* or subsection 73.3(1) of the *Securities Act* (Ontario), and are permitted clients, as defined in National Instrument 31-103 *Registration Requirements, Exemptions and Ongoing Registrant Obligations*. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 *Underwriting Conflicts* ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive (Loss)
(Amounts in thousands)
(unaudited)

	Nine Months ended September 30,	
	2016	2015
Revenue	$ 269,537	$312,175
Operating costs and expenses:		
Cost of services (excluding depreciation of $67,422 and $49,112, respectively, included in depreciation and amortization presented below)	273,364	256,251
Depreciation and amortization	71,947	53,085
Selling, general and administrative expenses	44,910	18,897
Impairment	—	3,914
Total operating costs and expenses	390,221	332,147
Operating (loss)	(120,684)	(19,972)
Other income:		
Other income (expense), net	537	(1,280)
Interest expense	(28,408)	(17,658)
Total other expenses	(27,871)	(18,938)
Net (loss)	(148,555)	(38,910)
Other comprehensive (loss):		
Foreign currency translation adjustments	57	(688)
Hedging activities	1,338	(2,043)
Total comprehensive (loss)	$(147,160)	$ (41,641)

See accompanying notes to condensed consolidated financial statements.

KEANE GROUP HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss)
Years ended December 31, 2015 and 2014
(Amounts in thousands)

	2015	2014
Revenue	$366,157	$395,834
Operating costs and expenses:		
Cost of services (excluding depreciation of $64,325 and $62,143, respectively, included in depreciation and amortization presented below)	306,596	323,718
Depreciation and amortization	69,547	68,254
Selling, general and administrative expenses	25,811	25,459
Impairment	3,914	11,098
Total operating costs and expenses	405,868	428,529
Operating (loss)	(39,711)	(32,695)
Other expense:		
Other expense, net	(1,481)	(2,418)
Interest expense	(23,450)	(10,473)
Total other expenses	(24,931)	(12,891)
Net (loss)	(64,642)	(45,586)
Other comprehensive (loss):		
Foreign currency translation adjustments	(741)	(1,148)
Hedging activities	(1,187)	(854)
Total comprehensive (loss)	$(66,570)	$(47,588)

See accompanying notes to consolidated financial statements.

Shares



Keane Group, Inc.

Common Stock

—————

PRELIMINARY PROSPECTUS

—————

Citigroup
Morgan Stanley
BofA Merrill Lynch
J.P. Morgan
Wells Fargo Securities
Simmons & Company International
Energy Specialists of Piper Jaffray
Houlihan Lokey
Guggenheim Securities
Scotiabank/Howard Weil
Stephens Inc.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold, issued or granted by us within the past three years.

On May 1, 2016, October 1, 2016, October 25, 2016 and November 7, 2016, we granted 1,176.47, 6,470.6, 2,352.9 and 5,882.35 Class B Units, respectively, to Keane Management Holdings, LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. The equityholders of Keane Management Holdings, LLC are certain directors and members of the management team of Keane.

On December 31, 2014 and April 1, 2015, we granted 3,305.79 and 5,509.65 (in the aggregate) Series 3 Class C Units, respectively, to certain members of management under the Keane Class C Management Incentive Plan. Each Series 3 Class C Unit was generally subject to time- and performance- based vesting.

On April 8, 2014, we granted 5,509.65 Series 2 Class C Units, in the aggregate, to certain members of the management team under the Keane Class C Management Incentive Plan. Each Series 2 Class C Unit was generally subject to time- and performance- based vesting.

In connection with the acquisition of the Acquired Trican Operations and the consummation of the Trican transaction on March 16, 2016:

(1) We effected a reclassification of the equity structure of Keane such that the original Series 1 Class C Units in existence prior to the Trican transaction were cancelled and eliminated and the Class A Units and Class B Units of Keane in existence prior to the Trican transaction were reclassified as follows: (a) KG Fracing Acquisition Corp. reclassified 1,000,000.00 old Class A Units into 318,452.46 new Class A Units of Keane; (b) SJK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (c) KCK Family Limited Partnership, LP reclassified 69,799.50 old Class B Units into 7,627.86 new Class A Units; (d) Brian Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; (e) Tim Keane reclassified 199,975.10 old Class B Units into 20,835.38 new Class A Units; and (f) KSD Newco Corp. reclassified 460,450.80 old Class B Units into 47,974.30 new Class A Units.

(2) We entered into contribution and exchange agreements whereby, in connection with certain member loans made to Keane on December 23, 2014: (a) KG Fracing Acquisition Corp. contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KG Fracing Acquisition Corp. to Keane in the amount of $15,000,000 in exchange for 31,101.45 Class A Units; (b) KCK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by KCK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units; and (c) SJK Family Limited Partnership, LP contributed all of its right, title and interest in and to such member loan (other than accrued but unpaid interest, which was cancelled and forgiven) made by SJK Family Limited Partnership, LP to Keane in the amount of $2,500,000 in exchange for 5,183.57 Class A Units.

(3) We issued and sold Class A Units and Class C Units for an aggregate purchase price of $246,777,777.78 as follows: (a) 176,899.66 Class A Units to KG Fracing Acquisition Corp.; (b) 236,900.83 Class A Units to KGH Investor Holdings, LLC; (c) 10,688.84 Class A Units to KCK Family Limited Partnership, LP; and (d) 10,688.84 Class A Units to SJK Family Limited Partnership, LP.

(4) We issued 100,000 Class A Units and 294,117.65 Class C Units to Trican Well Service, L.P.

(5) Except to the extent the Series 2 or Series 3 Class C Units were cancelled, the holders of the Series 2 Class C Units and Series 3 Class C Units contributed such Class C Units to Keane Management Holdings LLC in exchange for interests in Keane Management Holdings LLC pursuant to the Keane Management Holdings LLC Management Incentive Plan. Keane Management Holdings LLC was issued 85,882.35 Class B Units in Keane.

Any proceeds received from the transactions described above were used for the general working capital of the business.

In connection with the IPO-Related Transactions, and immediately prior to the effectiveness of this registration statement, we issued   shares of common stock to Keane Investor. For a description of the transactions pursuant to which the shares were issued, see the information under the heading "IPO-Related Transactions and Organizational Structure."

Unless otherwise stated, the sales and/or granting of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts or commissions, in connection with any of the issuances of securities listed above. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters
3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016
3.2*	Form of Bylaws of Keane Group, Inc.
4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC
4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto
4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
5.1**	Opinion of Schulte Roth & Zabel LLP
10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent

Exhibit No.	Exhibit Description
10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the Lenders party thereto, and CLMG Corp., as administrative agent
10.6*	Keane Management Holdings LLC Management Incentive Plan
10.7*	Form of Keane Group, Inc. Equity and Incentive Award Plan
10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan
10.9*	Form of Indemnification Agreement
10.10*	Form of Director Services Agreement
10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart
10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell
10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.
10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald
10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto
10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes
10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto
10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes
10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald

Exhibit No.	Exhibit Description
10.20*	Keane Value Creation Plan
10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. — Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto
10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein
10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP
10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP
21.1*	Schedule of Subsidiaries of Keane Group, Inc.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)
23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.4*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

* Filed December 14, 2016
** Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January [●], 2017.


Keane Group, Inc.

By: */s/ James C. Stewart*
Name: James C. Stewart
Title: Chairman of the Board of Directors
and Chief Executive Officer
(Principal Executive Officer)


The undersigned officers and directors of Keane Group, Inc. hereby constitute and appoint James C. Stewart and Gregory L. Powell, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James C. Stewart James C. Stewart	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	January [●], 2017
/s/ Gregory L. Powell Gregory L. Powell	President and Chief Financial Officer (Principal Financial Officer)	January [●], 2017
/s/ Brian Coe Brian Coe	Chief Accounting Officer (Principal Accounting Officer)	January [●], 2017
/s/ Lucas N. Batzer Lucas N. Batzer	Director	January [●], 2017
/s/ Dale M. Dusterhoft Dale M. Dusterhoft	Director	January [●], 2017
/s/ Marc G. R. Edwards Marc G. R. Edwards	Director	January [●], 2017
/s/ James E. Geisler James E. Geisler	Director	January [●], 2017
/s/ Gary M. Halverson Gary M. Halverson	Director	January [●], 2017

Signature	Title	Date
/s/ Lisa A. Gray Lisa A. Gray	Director	January [●], 2017
/s/ Shawn Keane Shawn Keane	Director	January [●], 2017
/s/ Elmer D. Reed Elmer D. Reed	Director	January [●], 2017
/s/ Lenard B. Tessler Lenard B. Tessler	Director	January [●], 2017
/s/ Scott Wille Scott Wille	Director	January [●], 2017

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Keane Group, Inc. and the Underwriters
3.1*	Certificate of Incorporation of Keane Group, Inc., including Amendment of Certificate of Incorporation, dated October 13, 2016
3.2*	Form of Bylaws of Keane Group, Inc.
4.1*	Form of Stockholders Agreement by and among Keane Group, Inc. and Keane Investor Holdings LLC
4.2*	Note Purchase Agreement, dated August 8, 2014 by and among KGH Intermediate Holdco II, LLC, as issuer, U.S. Bank National Association, as agent for the purchasers, and the purchasers listed thereto
4.3*	First Amendment to Note Purchase Agreement, dated December 23, 2014, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.4*	Second Amendment to Note Purchase Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.5*	Third Amendment to Note Purchase Agreement, dated January 25, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
4.6*	Fourth Amendment to Note Purchase Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco II, LLC, as Issuer, KGH Intermediate Holdco I, the other Note Parties party thereto, the required purchasers and U.S. Bank National Association, as agent for the purchasers
5.1**	Opinion of Schulte Roth & Zabel LLP
10.1*	Amended and Restated Revolving Credit and Security Agreement, dated August 8, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, and PNC Bank, National Association, as lender and agent
10.2*	First Amendment to Amended and Restated Revolving Credit and Security Agreement, dated December 22, 2014, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.3*	Second Amendment to Amended and Restated Revolving Credit and Security Agreement, dated April 7, 2015, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.4*	Third Amendment to Amended and Restated Revolving Credit and Security Agreement, dated March 16, 2016, by and among KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC, Keane Frac, LP, KS Drilling, LLC, Keane Frac ND, LLC and Keane Frac TX, LLC, as borrowers, the lenders party thereto, PNC Bank, National Association, as agent Lenders, and Keane Frac GP, LLC in its capacity as guarantor
10.5*	Credit Agreement, dated March 16, 2016, among KGH Intermediate Holdco II, LLC and Keane Frac, LP, as borrowers, KGH Intermediate Holdco I, LLC, as parent guarantor, the lenders party thereto, and CLMG Corp., as administrative agent
10.6*	Keane Management Holdings LLC Management Incentive Plan

Exhibit No.	Exhibit Description
10.7a*	Form of Keane Group, Inc. Equity and Incentive Award Plan
10.8*	Form of Keane Group, Inc. Executive Incentive Bonus Plan
10.9*	Form of Indemnification Agreement
10.10*	Form of Director Services Agreement
10.11*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James C. Stewart
10.12*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Gregory L. Powell
10.13*	Form of Amended and Restated Employment Agreement by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and M. Paul DeBonis Jr.
10.14*	Employment Agreement, dated as of October 20, 2016, by and between Keane Group Holdings, LLC and Kevin M. McDonald
10.15*	Employment Agreement, dated March 15, 2016, by and between KGH Intermediate Holdco II, LLC and James J. Venditto
10.16*	Employment Agreement, dated as of February 1, 2016, by and between Keane Group Holdings, LLC and Ian J. Henkes
10.17*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and James J. Venditto
10.18*	Form of Amendment to Employment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Ian J. Henkes
10.19*	Form of Assignment Agreement, by and among KGH Intermediate Holdco II, LLC, Keane Group, Inc. and Kevin M. McDonald
10.20*	Keane Value Creation Plan
10.21*	Form of Limited Liability Company Agreement of Keane Investor Holdings LLC, by and among Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. —Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd., CIP VI Institutional Feeder, L.P., JS Keane Coinvestor LLC, Trican Well Services, L.P., SJK Family Limited Partnership, LP, KCK Family Limited Partnership, LP, Tim Keane, Brian Keane, Shawn Keane, Jacquelyn Keane, Cindy Keane, Kevin Keane, Cerberus Capital Management, L.P., S & K Management Services, LLC and the Persons listed on Schedule A thereto
10.22*	Asset Purchase Agreement, dated as of January 25, 2016, by and among Keane Group Holdings, LLC, Keane Frac, LP, Trican Well Service Ltd. and the seller companies named therein
10.23*	Intellectual Property License Agreement, dated as of March 16, 2016, by and between Trican Well Service Ltd. and Keane Frac LP
10.24*	Intellectual Property License Agreement, dated as of March 16, 2016, by and among Trican Well Service Ltd., Trican Well Service, L.P. and Keane Frac LP
21.1*	Schedule of Subsidiaries of Keane Group, Inc.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)
23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.3*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.4*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Powers of Attorney (included on signature pages of this Registration Statement)

---

*   Filed December 14, 2016
**   Filed herewith